

Pillsbury Winthrop Shaw Pittman LLP
1200 Seventeenth Street NW | Washington, DC 20036-3006 | tel 202.663.8000 | fax 202.663.8007

Justin J. Bintrim
tel: 202.663.8364
justin.bintrim@pillsburylaw.com

March 21, 2017

<u>VIA EMAIL</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Nicholas P. Panos, Senior Special Counsel

> Re: **Consolidated-Tomoka Land Co.**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **PREC14A filing made on March 6, 2017 by Consolidated-Tomoka Land Co.**
> **File Number: 001-11350**

Dear Mr. Panos:

We are legal counsel for Consolidated-Tomoka Land Co. (the "Company"). This letter sets forth the Company's responses to your letter dated March 13, 2017 (the "Comment Letter") with respect to the above-captioned filing (the "Preliminary Proxy Statement").

For convenience, the Company's responses are set forth below each comment contained in the Comment Letter. On the date of this letter, with your verbal consent, the Company filed its Definitive Proxy Statement, reflecting the responses provided herein to the extent applicable.

<u>PREC14A filing made on March 6, 2017</u>

1. Please revise the proxy statement to include the disclosure required by Rule 14a-6(e)(1). The Notice of Annual Meeting, while filed under cover of Schedule 14A, is outside the scope of the information required in the proxy statement as defined in Rule 14a-1(g). Refer to Rules 14a-3(a) and Rule 14a-101.

Response: The Company acknowledges the comment as applicable to the Preliminary Proxy Statement. It is not applicable to the Definitive Proxy Statement.

2.   Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, a statement suggesting the proxy statement will be affirmatively mailed via U.S. mail to shareholders "[o]n or about March 22, 2017." Please revise this date as appropriate.

Response: The Company began releasing its definitive proxy materials to security holders on the date hereof. To clarify, the Company revised the applicable sentence to read as follows: "On or about March 21, 2017, the Company commenced mailing and made available electronically to our shareholders: (1) a definitive proxy statement; (2) a proxy card and voting instructions; and (3) a copy of our 2016 Annual Report to Shareholders, which includes our Annual Report on Form 10-K for the fiscal year-ended December 31, 2016, and our audited consolidated financial statements included therein."

3.   Please update the disclosures regarding the impending solicitation in opposition to be conducted by Wintergreen Advisers given its filing of a preliminary proxy statement. Please also confirm that Consolidated-Tomoko Land Co. will revise its preliminary proxy statement to include any disclosures required by Items 4(b) and 5(b) to the extent not already provided.

Response: The Definitive Proxy Statement has been updated in several places to acknowledge the filing by Wintergreen Advisers, LLC ("Wintergreen") of its preliminary proxy statement on March 10, 2017. The Company has added additional information pursuant to Item 4(b). Please see "General Information— Who pays for the solicitation of proxies and who participates in the solicitation of proxies?" As Appendix A to the Definitive Proxy Statement, the Company has added additional information about those persons who may be deemed "participants" in the solicitation pursuant to Item 5(b).

General Information, pages 1-6

4.   The disclosure indicates that broker non-votes will exist. Under NYSE Rule 452, and the more recent interpretations thereof, however, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. Notwithstanding this

interpretation, disclosure at page four indicates that shares may be voted "even" absent the transmission of instructions to a broker, bank or other nominee if held in "street name." Please confirm the accuracy of the existing disclosures by providing us with written affirmation the statements cited from the issuer's proxy statement are correct or revising the disclosure to make clear, if true, that broker non-votes will not exist in this solicitation.

Response: The Company's disclosures have been amended to clarify that shares held in street name will not be voted if the beneficial holder does not provide instructions to the applicable broker or other nominee. Please see "General Information—Will my shares be voted if I do not vote or do not return a proxy card?" The disclosure now states:

> **"If you are the shareholder of record and you do not vote or provide a proxy, your shares will not be voted. Due to the contested nature of each of the proposals at our Annual Meeting, under New York Stock Exchange Rules, if your shares are held in street name and you do not provide instructions as to how your shares are to be voted, your broker or other nominee will not be able to vote your shares, and your shares will not be voted on any of those matters. Please provide instructions to your broker or nominee so that your votes may be counted on these important matters. We urge you to vote your shares by following the instructions provided on the enclosed WHITE proxy card and returning it to your bank, broker or other nominee to ensure that your shares will be voted on your behalf."**

Proposal 1: Election of Directors, page 3

5.   In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response: On behalf of each participant in the solicitation, the Company hereby confirms that no participant in the solicitation, during the past 10 years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

<u>What are the Board's voting recommendations and what happens if I return an
unmarked proxy card?, page 4</u>

6.   Notwithstanding the disclosure on page 45 indicating that the Board is
        unaware of any other matters to be introduced at the annual meeting, the
        disclosure here and on the proxy form indicates that the proxies are authorized
        to vote upon such other matters as may properly come before the meeting in
        their discretion. Please remove the implication that the proxy holders have
        been authorized to vote on any and all matters by qualifying the scope of such
        discretionary authority granted to conform to the applicable standard under
        Rule 14a-4(c)(1).

**Response: The Definitive Proxy Statement, including the proxy card, include
amended language clarifying that the proxy holders have been authorized to vote
in their discretion only on such other matters as have been properly brought
before the meeting within the limits of Rule 14a-4(c) (and not on any other
matters).**

<u>Form of Proxy</u>

7.   Please reconcile the inconsistency regarding the intended use of the
        discretionary authority available under Rule 14a-4(b). In one instance, the
        impression is given that the proxies will not vote on Proposal 4 in the event an
        executed but unmarked card is received, whereas another indicates that "1
        Year" will be selected on Proposal 4 if no direction is made.

**Response: To the extent any such inconsistency existed in the Preliminary Proxy
Statement, the Company has ensured that it is clear in the Definitive Proxy
Statement that an executed but unmarked proxy card will be voted "one year"
on Proposal 4.**

        If any additional information would be helpful, please do not hesitate to
contact me at 202-663-8364.

                                Sincerely,

                                

                                Justin J. Bintrim

cc: Daniel E. Smith
   General Counsel
   Consolidated-Tomoka Land Co.

   Robert B. Robbins
   Pillsbury Winthrop Shaw Pittman LLP

   Dennis Garris
   Alston & Bird LLP